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                             November 2, 2022

       Jinlong Yang
       Chief Executive Officer
       MingZhu Logistics Holdings Limited
       27F, Yantian Modern Industry Service Center
       No. 3018 Shayan Road, Yantian District
       Shenzhen, Guangdong, China 518081

                                                        Re: MingZhu Logistics
Holdings Limited
                                                            Registration
Statement on Form F-3
                                                            Filed October 12,
2022
                                                            File No. 333-267839

       Dear Jinlong Yang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-3 filed October 12, 2022

       Cover Page

   1.                                                   We note your disclosure
under your About MingZhu Logistics Holdings Limited
                                                        section discussing your
VIE structure. Please revise your prospectus cover page to also disclose that your
operations are conducted by your subsidiaries and through contractual arrangements with
variable interest entities (VIEs) based in China and that this structure involves unique risks
to investors. Disclose that these contracts have not been tested in court. Explain whether
the VIE structure is used to provide investors with exposure to foreign investment in
China-based companies where Chinese law prohibits direct foreign investment in the
operating companies, and disclose that investors may never hold equity interests in the
Chinese operating company. Your disclosure should acknowledge that
 Jinlong Yang
FirstName LastNameJinlong
MingZhu Logistics Holdings Yang
                           Limited
Comapany 2,
November  NameMingZhu
             2022        Logistics Holdings Limited
November
Page 2    2, 2022 Page 2
FirstName LastName
         Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Please revise your prospectus cover page to address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
3. We note your disclosure on pages 14-15 regarding your organizational structure. Please revise your prospectus cover page to clearly disclose how you refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms
         such as    we    or    our    when describing activities or functions
of a VIE. Disclose that your
         subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.
4. Please disclose your intentions to settle amounts owed under the VIE agreements.
About Mingzhu Logistics Holdings Limited, page 1

5. Please revise this section to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China
         Securities Regulatory Commission (CSRC) or any other governmental agency that is
         required to approve the VIE   s operations, and state affirmatively
whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. Please revise your disclosure in this section to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or
 Jinlong Yang
FirstName LastNameJinlong
MingZhu Logistics Holdings Yang
                           Limited
Comapany 2,
November  NameMingZhu
             2022        Logistics Holdings Limited
November
Page 3    2, 2022 Page 3
FirstName LastName
         distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Risk Factors
Risks Related to Our Business and Our Industry, page 25

7. We note your disclosures on page 25 and 27 that if the PRC government deems that your contractual arrangements with the VIEs do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future you could be subject to severe penalties or be forced to relinquish your interests in those operations. Please expand your disclosure to acknowledge that as a result of any such determination by the
         PRC government, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
General

8. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 20-
         F for the fiscal year ended December 31, 2021 have been resolved. To the extent the comments contained in our letter dated October 6, 2022 relating to the Form 20-F, including comments 1, 2, and 5, apply to the disclosure contained in the Form F-3, please make appropriate and corresponding revisions.
9. Please provide updated interim financial statements and related disclosures as required by Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jinlong Yang
MingZhu Logistics Holdings Limited
November 2, 2022
Page 4

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



FirstName LastNameJinlong Yang                            Sincerely,
Comapany NameMingZhu Logistics Holdings Limited
                                                          Division of
Corporation Finance
November 2, 2022 Page 4                                   Office of Energy &
Transportation
FirstName LastName